Exhibit 99.1

Bit Origin Highlights AI Infrastructure Opportunity and NVIDIA Blackwell B300 Strategy

•	International Data Corporation projects worldwide AI infrastructure spending to reach approximately US$497 billion in 2026, representing growth of approximately 53% as compared to 2025[1]

•	Worldwide AI infrastructure spending projected to exceed US$1 trillion by 2029, representing an average compound annual growth rate (“CAGR”) of approximately 31% for the years 2025-2029[2]

•	Bit Origin’s initial 16-server deployment remains on schedule for the third quarter of 2026 and remains supported by contracted customer demand and established hosting arrangements

SINGAPORE, August 5, 2026 (GLOBE NEWSWIRE) — Bit Origin Ltd (NASDAQ: BTOG) (the “Company”), a company focused on AI computing infrastructure, digital asset innovation, and blockchain-based strategies, today highlighted industry growth projections supporting their continued investment in accelerated computing infrastructure and provided additional context regarding the commercialization framework for its previously announced NVIDIA Blackwell B300 AI server transaction.

Rapidly Expanding AI Infrastructure Market

According to International Data Corporation (“IDC”), worldwide AI infrastructure spending is projected to reach approximately US$497 billion in 2026, representing growth of approximately 53% as compared to 2025.

IDC further projects that worldwide AI infrastructure spending will exceed US$1 trillion by 2029, representing an average CAGR of approximately 31% for the years 2025 through 2029. Within this market, accelerated servers, which are primarily GPU-based systems, are projected to grow at an average CAGR of approximately 42% and account for more than 95% of server AI infrastructure spending by the end of 2029.3

NVIDIA reported that its revenue growth during the first quarter of fiscal 2027 was driven by demand for data center products supporting accelerated computing and AI solutions. For the fiscal quarter ended April 26, 2026, NVIDIA reported record Data Center revenue of US$75.2 billion, representing an increase of approximately 21% from the immediately preceding fiscal quarter ended January 31, 2026.4 NVIDIA’s financial results are presented solely as an indicator of broader industry demand and are not indicative of the Company’s expected performance or financial condition.

The Company believes these developments may reflect growing infrastructure requirements associated with AI training, inference, reasoning, and other advanced computing workloads, although there can be no assurance that the Company will benefit from such developments.

Malaysia’s Expanding Digital Infrastructure Market

Malaysia, where the Company’s initial NVIDIA Blackwell B300 infrastructure is expected to be deployed, is emerging as an important regional destination for data center and cloud computing investment.

1 International Data Corporation, AI Infrastructure Spending Holds Near $90 Billion in Q1 2026 as ARM Overtakes x86 in Accelerated Servers; 2026 Forecast Raised to $497 Billion (July 21, 2026)

2 Id.

3 Id.

4 Nvidia Corporations Quarterly Report on Form 10-Q for the fiscal quarter ended April 26, 2026 – https://www.sec.gov/ix?doc=/Archives/edgar/data/1045810/000104581026000052/nvda-20260426.htm

According to the Malaysian Investment Development Authority (“MIDA”), Malaysia approved approximately RM144.4 billion, or approximately US$35.3 billion, of data center and cloud computing investments between 2021 and mid-2025. 5

MIDA has also cited projections that Malaysia’s data center market could grow from approximately US$4.04 billion in 2024 to approximately US$13.57 billion by 2030, representing an estimated compound annual growth rate of approximately 22.38%.6

The Company believes Malaysia’s expanding digital infrastructure ecosystem provides a relevant operating environment for its planned deployment. Market-level investment and growth projections, however, do not necessarily indicate demand for the Company’s services or guarantee the successful deployment or commercial performance of its equipment.

Initial NVIDIA Blackwell B300 Deployment

As previously announced, the Company acquired sixteen NVIDIA Blackwell B300 AI servers, together with the benefit of previously executed customer deployment and data center hosting arrangements.

The servers have not yet been delivered or deployed and are currently expected to be delivered during the third quarter of 2026 for deployment at a data center facility in Malaysia.

In connection with the transaction, the Company entered into a five-year management agreement under which an experienced third-party manager is responsible for coordinating the deployment, management, and commercialization of the servers. These responsibilities include coordinating data center hosting, power, network connectivity, equipment maintenance, and commercial utilization.

This operating structure is intended to allow the Company to participate in AI computing infrastructure while relying on specialized third-party capabilities for day-to-day deployment and operation. The Company intends to evaluate the performance of this initial deployment before pursuing additional expansion opportunities.

“Global investment in accelerated computing infrastructure continues to grow as AI workloads become more complex and increasingly compute-intensive,” said Jinghai Jiang, Chairman and Chief Executive Officer of the Company.

“Our immediate focus is on the successful delivery, deployment, and commercialization of our initial NVIDIA Blackwell B300 servers in Malaysia. We believe disciplined execution of this transaction can establish an operating model that may support selective future expansion.”

The Company expects to provide additional updates as material delivery, deployment, and commercialization achievements are met.

About Bit Origin Ltd

Bit Origin Ltd (NASDAQ: BTOG) is a company focused on AI computing infrastructure, digital asset innovation and blockchain-based strategies. The Company is evaluating and pursuing opportunities involving GPU computing, server leasing, storage infrastructure and related digital infrastructure services.

For more information, please visit www.bitorigin.io.

5 MIDA Insights: Building Resilience Through Localisation: Malaysia’s Next Chapter – https://www.mida.gov.my/building-resilience-through-localisation-malaysias-next-chapter/

6 Malaysian Investment Development Authority, “MIDA Powers Up Malaysia’s Digital Future at Data Centre Nexus” (May 8, 2025) – https://www.mida.gov.my/media-release/mida-powers-up-malaysias-digital-future-at-data-centre-nexus/

Forward-Looking Statements

This press release contains forward-looking statements regarding, among other matters, the expected delivery, deployment and commercialization of the Company’s NVIDIA Blackwell B300 AI servers; anticipated timing of server delivery during the third quarter of 2026; the performance of customer, hosting, supplier and management arrangements; market demand for AI computing infrastructure; the development of Malaysia’s data center market; the performance of the Company’s third-party management arrangement; the Company’s ability to evaluate or pursue future expansion opportunities; and the Company’s broader strategic plans relating to AI computing infrastructure, digital asset innovation and blockchain-based strategies. Forward-looking statements can generally be identified by the use of words such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “intend,” “forecast,” “target,” “potential,” “continue” or the negative of such terms or other similar expressions, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on the Company’s current expectations, estimates, projections, beliefs and assumptions and are not guarantees of future performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the Company’s limited operating history in AI computing infrastructure; the Company’s reliance on a single third-party manager for deployment, management and commercialization of its servers; supplier performance, including the risk that NVIDIA or other suppliers may fail to deliver servers on the anticipated timeline or at all; delivery, installation or deployment delays at the data center facility in Malaysia; data center readiness, including the availability and reliability of power supply, cooling, network connectivity and physical infrastructure; equipment performance, including the risk that the servers may not operate at expected capacity or efficiency; customer demand and the risk that current customer arrangements may not be sustained, renewed or replaced on favorable terms; customer and counterparty credit risk and performance risk; risks related to operating in Malaysia, including regulatory, political, currency and legal risks; power and network availability and associated costs; operating costs that may exceed current estimates; the Company’s need for additional financing and the availability thereof on acceptable terms; general market conditions, including competitive dynamics in the AI infrastructure market; rapid technological developments that could render the Company’s equipment obsolete or less competitive; cybersecurity risks; potential environmental and regulatory compliance costs; and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F and subsequent filings.

Industry data and projections cited in this press release, including data attributed to International Data Corporation and the Malaysian Investment Development Authority, were prepared by third parties and have not been independently verified by the Company. Such data and projections. Such data and projections are subject to inherent to uncertainty, are based on assumptions that may prove incorrect, and do not necessarily reflect current or future demand for the Company’s services or indicate that the Company will achieve similar growth or operating results. The Company makes no representation or warranty as to the accuracy or completeness of such third-party data.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except as required by applicable law, including the securities laws of the United States. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

Company Contact

Bit Origin Ltd
Mr. Jinghai Jiang
Chairman and Chief Executive Officer
Email: ir@bitorigin.io